Safe Bulkers to Ring NYSE Opening Bell on Friday, September 12, 2008 and to Present at the Jefferies Shipping Conference in New York City

Athens, Greece – September 10, 2008 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company’s Chief Executive Officer, Polys Hajioannou and members of its senior management team will ring the Opening Bell at the New York Stock Exchange on Friday, September 12, 2008 in celebration of the Company’s initial public offering which took place on May 29, 2008.

The Company also announced that members of its management team will be presenting at the Jefferies 5th Annual Shipping, Logistics and Offshore Services Conference on Tuesday, September 16, 2008 at 9:30 am EDT in New York City.

A PDF version of the presentation will be available in the Investor Relations section of the Company’s corporate website at www.safebulkers.com  under «Presentations».

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s fleet consists of 11 drybulk vessels, all built post 2003, and the Company has contracted to acquire an additional nine drybulk newbuild vessels to be delivered at various times beginning in the second half of 2008 through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 895-7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com

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